WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

May 10, 2010

J. Noland McWilliams
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re: Hermes Jets, Inc.
Registration Statement on Form S-1
Amendment No. 2.
File No. 333-164524

Dear Mr. McWilliams:

We have filed on EDGAR the above Amendment No. 2.

Page number references in the attached Response Table are to pages in the marked copy filed on EDGAR.

Thank you for your consideration.

Sincerely,

/s/  MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Page[s]	Explanation
1 .	2	The Prospectus is dated the date of filing.
2 .	-	In response to your comment, we have consistently indicated losses by the use of parenthesis throughout the document.
3 .	4, 19-21	We have substantially revised the Summary section and the introduction of the Business section to present the requested information.
4 .	-	See response to Comment 3. We have included the requested information in the revision.
5 .	5
In response to your comment, we have revised the column heading for the year ended December 31, 2008 on page 5. Furthermore, we have revised the working capital balance at December 31, 2009 to reflect a positive amount.

6 .	11-12, 28	We have removed this language in both places as requested.
7 .	12	We have deleted these four sentences.
8 .	-	See response to Comment 3.
9 .	19
As stated, “We estimate the annual cost to maintain the IT and telecommunications infrastructure to support our brokerage platform approximately $15,000 per year after it is established.”  There is no inconsistency as this amount relates to the annual upkeep costs and not the establishment costs.

10 .	-	See response to Comment 3.
11 .	-	See response to Comment 3.
12 .	22	We have revised this disclosure to indicate how we will determine this compliance.
13 .	8, 22	We have substantially revised this section and included the information in Business and Risk Factors as to how this could adversely affect us.
14 .	23-24	We have substantially revised the Competition section in response to this comment.
15 .	23-24	We have substantially revised the Competition section in response to this comment.
16 .	-	We have moved this disclosure as requested.
17 .	22	We have indicated the name of the third party, Agenteur: Forster-Huang, and filed the contract as an exhibit.
18 .	25	We have inserted the date as requested.
19 .	29	We have revised the Table as requested.
20 .	-	We have filed the information concerning the oral agreements as an exhibit.
21 .	-
Mr. Michael Brandon Williams [our attorney’s son] is merely Vice President – Administration.  He is not a Director.  He is not an Executive Officer as defined in Regulation S-K.  Thus, he does not appear in this Table.

22 .	-
In response to your comment, we have clarified in the first sentence of the second paragraph on pg 38, that the Codification was issued on July 1, 2009 and was effective for interim and annual periods ending after September 15, 2009.

23 .	-
In response to your comment, we have clarified in the first sentence of the first paragraph on page 42, that we initially filed a form S-1 Registration Statement on January 26, 2010, whereby the selling stockholders are offering up to 492,300 shares of common stock held by them.

24 .	-
In response to your comment, we have considered the financial statements updating requirement set forth in Rule 8-08 of Regulation S-X. Based on such we believe that the Form S-1 Registration Statement filed meets all requirements of such regulation.

25 .	10	In response to your comment, we have deleted the name of the independent accountant in the referenced Risk Factor.